Exhibit 99.1

NIO Inc. Provides May 2019 Monthly Delivery Update

•	Delivered 1,089 ES8 vehicles in May 2019

•	Delivered 2,213 ES8 vehicles through first two months of second quarter 2019

•	Cumulative deliveries of ES8 reached 17,550

SHANGHAI, China, June 4, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its May 2019 delivery results.

1,089 ES8s were delivered in May 2019, for a total of 2,213 vehicles delivered through the first two months of second quarter. As of May 31, 2019, aggregate deliveries of the Company’s ES8, high-performance premium electric SUV, reached 17,550 total vehicles.

“In light of the challenging macroeconomic and Chinese auto market backdrop, our team has been working to deepen our market penetration and expand our channels. We are pleased with the ES8 sales figures we have seen thus far as the second quarter progresses,” said William Li, founder, chairman and chief executive officer of NIO. “With April and May deliveries completed, we now anticipate full second quarter ES8 deliveries to be near the top of, or to exceed, the Company’s prior guidance range of 2,800 to 3,200 quarterly deliveries. We are also pleased that ES6, our 5-seater, sporty high-performance premium electric SUV, is on schedule to commence deliveries to users later this month.”

NIO ES8 Delivery Volume

Year	2018	2019
End of Month	Dec	Jan	Feb	Mar	Apr	May

Monthly Units of Delivery	3,318	1,805	811	1,373	1,124	1,089
Cumulative Units of Delivery	11,348	13,153	13,964	15,337	16,461	17,550

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and plans to make the first batch of deliveries of ES6 in June 2019.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO